September 12, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-198129) of Viper Energy Partners LP, a Delaware limited partnership (the “Partnership”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Partnership’s proposed public offering of common units representing limited partner interests, we hereby join the Partnership’s request for acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. (Washington, D.C. time) on September 15, 2014, or as soon thereafter as is practicable, unless the Partnership notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have not yet effected any distribution of a preliminary prospectus related to the offering as of the date hereof, but we intend to do so upon effectiveness.

The undersigned advises that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

BARCLAYS CAPITAL INC.
CREDIT SUISSE SECURITIES (USA) LLC
WELLS FARGO SECURITIES, LLC
As Representatives of the several underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER